UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

Date: March 4, 2026

Commission File Number: 333-286828

SES

(Translation of registrant’s name into English)

Château de Betzdorf

L-6815 Betzdorf

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual Report

On March 3, 2026, SES S.A. (the “Company”) issued a press release announcing the publication of its 2025 Annual Report. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Annual General Meeting of the Company

On March 3, 2026, the Company announced its 2026 Annual General Meeting of Shareholders (“AGM”) to be held on April 2, 2026 at 10:30 a.m. CET at the registered office of the Company. The Convening Notice and Annual General Meeting Materials for the AGM are furnished as Exhibit 99.2 and Exhibit 99.3, respectively, to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated March 3, 2026

99.2	Convening Notice for the 2026 Annual General Meeting

99.3	Annual General Meeting Materials

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SES

(Registrant)

Date: March 4, 2026	By:	/s/ Elisabeth Pataki
	Name:	Elisabeth Pataki
	Title:	Chief Financial Officer